MINERCO RESOURCES, INC.
7999 Rue Chouinard, LaSalle
Quebec, Canada H8N 2E5
514.461.1375

February 4, 2009

Via EDGAR & Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Douglas Brown

Dear Mr. Brown:

Re:       Minerco Resources, Inc. (the “Company”)
Registration Statement on Form S-1/A
Filed:  January 29, 2009
File No. 333-156059

I am the President and Chief Executive Officer of the Company and write this letter on its behalf.  At this time the Company respectfully applies for an acceleration of the effective date of its Registration Statement for Friday, February 6, 2009 at 5:00 PM EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any additional information.

Yours truly,

/s/ Michael Too
Michael Too
President and Chief Executive Officer